

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 16, 2016

Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

> **Re: TYG Solutions Corp.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed May 5, 2016**
> **File No. 333-198284**

Dear Mr. Barmatz:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated April 27, 2016.

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

1.   We reissue and clarify prior comment 2. We note the revision in response to prior comment 2 in our letter dated April 8, 2016. In the first paragraph, please also revise to correct the expected date of adoption of this requirement or remove the reference to the date. In this regard, you indicate that you are to provide a management report on the internal control over financial reporting beginning with your annual report for fiscal year 2016 and you indicate that the expected date of adoption is December 31, 2016; however, the evaluation is not required until the filing of the second annual report, which would be December 31, 2017, at the earliest.

Recent Sales of Unregistered Securities, page 29

2.   For the 7.5 million shares issued to your founders as consideration for services rendered, please disclose the value of the consideration received for these shares. Refer to Item 701(c) of Regulation S-K.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Matheau J. W. Stout, Esq.